UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                                (Amendment No. 4)

                           MEDCATH CORPORATION (MDTH)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58404W109
                                 (CUSIP Number)

                                David Nierenberg

                               The D3 Family Funds

                               19605 NE 8th Street

                                 Camas, WA 98607

                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    733,000 common shares (4.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           733,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,493,242 shares (8.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    231,250 common shares (1.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           231,250
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,493,242 shares (8.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    55,253 common shares (0.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           55,253
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,493,242 shares (8.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    359,740 common shares (2.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           359,740
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,493,242 shares (8.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    113,999 common shares (0.6%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           113,999
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,493,242 shares (8.1%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            We resumed purchasing MDTH shares after the share price fell into the low 20's. We believe that the stock market does not value MDTH adequately, probably because the company's small float and trading volume cannot fund much research by brokerage firms. Though MDTH is the clear leader in its niche, with projected revenues over $800 million and EBITDA of approximately $110 million, only three brokerage firms cover the company's equity. MDTH, four years after going public, remains hidden in plain view, awaiting discovery by the financial community.

            MDTH is a bargain relative to its peer group. Its ratios of Total Enterprise Value (TEV) to forward revenues and to forward EBITDA are only .7 and 5.5 respectively, both significantly below its peer group's TEV/forward revenue ratio of 1.2 and TEV/forward EBITDA ratio of 7.4. Thus MDTH's valuation is 26-38% below its peer group. Closing the gap could drive MDTH's share price up 35-61%.

            Several  substantive  reasons  also support a higher  valuation  for
            MDTH:

            1. In most respects MDTH's business model is superior to its for profit and not-for-profit competitors. MDTH runs "focused factories", specializing in diagnosis and surgical treatment of heart disease. This specialization enables MDTH to deliver superior clinical outcomes at lower cost. The physicians who practice in MDTH's hospitals are owners. They are engaged in the governance and operations of their hospitals. When working in MDTH hospitals they believe that they are unusually productive. Finally, MDTH has generated attractive growth in the number of procedures performed in its hospitals.

            2. MDTH's competitive advantages so alarmed its not-for-profit competitors that they sought federal relief in the form of an 18 month moratorium banning the opening of physician owned specialty hospitals. That ban expired three months ago. We believe that the moratorium is moribund.

            3. MDTH has developed a new growth strategy which sidesteps the politics of physician ownership and solves the greatest weakness of the company's original business model: it is much less capital intensive. The new model partners MDTH with leading not-for-profit community hospitals which generally would invest half the capital needed to build new heart hospitals. Benefis Healthcare, an excellent community hospital system in Great Falls, Montana, is MDTH's first announced partner.

            4. Halving the cash needed to fund new heart hospitals means that today MDTH is generating significant free operating cash flow. Depreciation expense significantly exceeds capital requirements. We estimate that today MDTH's free cash flow is approximately $7-8 million per quarter. This gives the company a terrific opportunity to improve profitability by retiring and refinancing existing debt. We do not believe that the financial community recognizes this.

            5. During MDTH's most recent quarterly conference call, management discussed the challenges at their new hospital in the vicinity of Slidell, Louisiana. That hospital remains open despite Hurricane Katrina. With most New Orleans hospitals closed, we might anticipate that MDTH's Slidell hospital has added patients and developed new referral relationships. Similarly MDTH's other Louisiana hospital, in Lafayette, may also benefit from the dislocations caused by Katrina. A recent New York Times article noted that as a result of Katrina, "Lafayette is undergoing a huge transformation, its population of 100,000 swelling virtually overnight to more than 150,000." Finally, the Senate Finance Committee has proposed an emergency package for hurricane victims which would give bad debt relief to healthcare providers which care for them.

            All these factors point to the same conclusion: MDTH is seriously undervalued. We, therefore, ask MDTH's Board of Directors to close the gap between the company's market value and its intrinsic value. We believe the best approach is a well managed secondary offering for three reasons: first, to mature the company's ownership by providing an orderly exit for the two private equity partnerships which own over 58% of MDTH's shares; second, to increase analytical coverage of MDTH, Wall Street sponsorship, shareholder liquidity, and trading volume; and third, to improve profitability by deleveraging MDTH's balance sheet.

            So much of MDTH is closely held that the company is virtually private. The float is only about 40% of MDTH shares and average daily trading volume is only 64,000 shares. Small purchase or sale orders produce substantial price fluctuations. The two private equity partnerships invested in MDTH seven years ago and the partnerships are probably about nine years old. Anybody familiar with private equity assumes that MDTH's two principal owners are seeking liquidity, a factor which probably inhibits some prospective investors from purchasing shares, lest they be injured by the overhang. While a secondary offering, followed by two or three spot placements of shares, is not as neat an exit as a Houdini escape, we think it certainly is better than continuing to languish unknown and undervalued.

            The modest daily trading volume demonstrates why trading in MDTH stock does not generate sufficient brokerage commissions to cost justify much research coverage. If, however, the two private equity firms were to sell 5 million shares in a secondary offering while the company were to issue another 2.5 million primary shares, MDTH could double its analytic coverage, its float, and its daily trading volume overnight. Moreover, it is possible that trading volume could more than double. While we would not expect the private equity firms to then distribute their remaining shares, we believe that several subsequent spot placements could complete their exit. This in turn would further improve liquidity for those of us who want to continue as long term shareholders of MDTH.

            Finally, MDTH's $150 million of 9 7/8% senior notes permit pre-payment of up to 35% of the notes from the proceeds of a secondary offering. Paying down $52.5 million of this expensive debt would increase MDTH's pre-tax profit by $5.18 million, a 23% jump relative to fiscal 2005 pre-tax earnings.

            For these reasons--an orderly exit for private equity investors, a broader and deeper market for MDTH shares, and improved profit through deleveraging--we ask MDTH's board to pursue a secondary offering. Without such a commitment we are concerned that MDTH will remain underfollowed and undervalued.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Fund, L.P. owns and has sole voting and dispositive power over 733,000 common shares of MDTH.

            (c)      Date           Shares Bought         Price
                     ----           -------------         -----
                     09/14/05           3,000             22.34
                     09/15/05          18,000             22.05
                     09/16/05           5,000             21.99
                     09/19/05           5,000             21.96
                     09/20/05           1,448             21.85
                     09/21/05           4,552             21.68
                     09/22/05           5,000             21.22

            (d) N/A

            (e) N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


       Sept. 27, 2005                   /s/ DAVID NIERENBERG
       --------------                   -------------------------------
        Date                            President
                                        Nierenberg Investment Management
                                        Company, Inc., the General Partner of
                                        The D3 Family Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            As described in D3 Family Fund, L.P, Item 4, Page 7.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting and dispositive power over 231,250 common shares of MDTH.

            (c)      Date           Shares Bought         Price
                     ----           -------------         -----
                     09/12/05           4,000             22.78
                     09/13/05           7,000             22.52
                     09/16/05          10,500             21.99
                     09/19/05           1,500             21.96
                     09/22/05           2,700             21.22

            (d) N/A

            (e) N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Sept. 27, 2005                        /s/ DAVID NIERENBERG
--------------                        -------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the D3 Family
                                      Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            As described in D3 Family Fund, L.P, Item 4, Page 7.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Children's Fund, L.P. owns and has sole voting and dispositive power over 55,253 common shares of MDTH.

            (c)      Date           Shares Bought         Price
                     ----           -------------         -----
                     08/31/05          2,000             22.75
                     09/09/05          1,000             23.43
                     09/12/05          1,439             22.78
                     09/13/05          4,000             22.52
                     09/16/05          2,000             21.99

            (d) N/A

            (e) N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Sept. 27, 2005                        /s/ DAVID NIERENBERG
--------------                        --------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the D3 Family
                                      Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            As described in D3 Family Fund, L.P, Item 4, Page 7.

            Item 5. Interest in Securities of the Issuer.

            (a,b) The D3 Offshore Fund, L.P. owns and has sole voting and dispositive power over 359,740 common shares of MDTH.

            (c)      Date           Shares Bought         Price
                     ----           -------------         -----
                     08/05/05          12,371             25.34
                     08/08/05          21,074             25.39
                     08/09/05          31,224             25.40
                     08/10/05          47,702             25.26
                     08/12/05           6,200             24.95
                     08/15/05           1,301             24.80
                     08/16/05           2,499             25.15
                     08/17/05             150             24.69
                     08/18/05           4,850             24.75
                     08/19/05             998             24.95
                     08/22/05           5,000             24.94
                     08/23/05             364             24.93
                     08/26/05           3,358             24.88
                     08/29/05           3,036             24.50
                     09/06/05           4,630             24.79
                     09/07/05          27,906             24.57
                     09/08/05          11,147             23.67
                     09/13/05           5,791             22.52
                     09/14/05           5,370             22.34
                     09/15/05           6,000             22.05
                     09/16/05           2,500             21.99
                     09/19/05           2,500             21.96
                     09/21/05           4,000             21.86

            (d) N/A

            (e) N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Sept. 27, 2005                        /s/ DAVID NIERENBERG
--------------                        -----------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the D3 Family
                                      Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

            As described in D3 Family Fund, L.P, Item 4, Page 7.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting and dispositive power over 113,999 shares of MDTH.

            (c)      Date           Shares Bought         Price
                     ----           -------------         -----

                     08/22/05          1,900             24.94
                     08/31/05          3,344             24.75
                     09/09/05          5,317             23.43
                     09/12/05          4,000             22.78
                     09/13/05          6,000             22.52
                     09/15/05          3,838             22.05
                     09/19/05          1,000             21.96
                     09/22/05          2,000             21.22

            (d) N/A

            (e) N/A

Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Sept. 27, 2005                        /s/ DAVID NIERENBERG
--------------                        ---------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the D3 Family
                                      Retirement Fund, L.P.